SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F  X  Form 40-F
                                      ---           ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 June 9, 2003 Press Release Announcing that Futuremedia Plc Confirms Nasdaq Listing Compliance.






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




SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By:      /s/ Mats Johansson
---------------------------

Mats Johansson
Chief Executive Officer




Date:  9 June 2003



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



                                    EXHIBIT 1
                                    ---------



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




  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.




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



                                    EXHIBIT 2
                                    ---------


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



PRESS RELEASE

               FUTUREMEDIA PLC CONFIRMS NASDAQ LISTING COMPLIANCE

   Appeal Panel determines company is in compliance with listing requirements

BRIGHTON, England, June 9th, 2003 -- E-Learning solutions provider Futuremedia Plc (NASDAQSC: FMDAY) today announced that the Company's ADR's will continue to be listed on the Nasdaq Small Cap Market, in accordance with a determination by a Nasdaq Listing Qualifications Panel (the "Panel") received late afternoon June 6th, 2003.

Futuremedia received notice in March 2003 that it had failed to remain in compliance with the continuing listing requirements of Nasdaq Marketplace Rule 4320(e)(2)(B). Upon Futuremedia's request, an oral hearing before the Panel was held on April 24th, 2003. Following the hearing, the Panel determined to continue the listing of the Company's ADR's stock on the Nasdaq Small Cap Market, and informed the Company of this decision on June 6th, 2003.

Jan Vandamme, Chairman of Futuremedia, stated: "In March and April we successfully concluded an equity financing exercise -- at a price above market -- in which both existing and new investors participated. At the same time, the Company contracted for the sale of non-productive real estate, which will reduce our debt to nil on completion, and also strengthened our balance sheet and increased our shareholders' equity. We believe our well filled order book and prospect pipeline should allow us to trade profitably during this fiscal year."

In connection with the Panel's determination to continue the listing of the Company's ADR's, no later than September 2nd, 2003 the Company is required to file with the U.S. Securities and Exchange Commission and Nasdaq evidence that it continues to meet Nasdaq's quantitative continued listing requirements. The Company expects to make such a filing in a timely manner. The Company believes that it can meet all Nasdaq continuing listing requirements for the foreseeable future. However, there can be no assurance that it will be able to do so.

                                About Futuremedia
                                -----------------

Futuremedia Plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the UK, Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

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

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk .
                                       ---------------------

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934
--------------------------------------------------------------------------------

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to satisfy Nasdaq's continuing listing standards, the ability of the Company to reach profitability, the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

For further information:

Media:                     Kay Phelps,
                           Tel:  +44(0)1932-761 889,
                           e-mail: kay.phelps@btinternet.com

Investor Relations:        Mats Johansson,
                           Tel:  +44(0)1273-829700,
                           e-mail: ir@futuremedia.co.uk




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